UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             Information to be Included in Statements Filed Pursuant
           to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed
                           Pursuant to Rule 13d-2 (b)

                               (Amendment No. 16)


                                West Marine, Inc.
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                                (Name of Issuer)


                          Common Stock, $.001 par value
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                         (Title of Class of Securities)


                                   954235 10 7
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                                 (CUSIP Number)


                                December 29, 2007
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_|      Rule 13d-1(b)

                  |_|      Rule 13d-1(c)

                  |X|      Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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   Names of Reporting Persons.
1. I.R.S. Identification Nos. of above persons (entities only).


       Randolph K. Repass

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   Check the Appropriate Box if a Member of a Group (See Instructions)
2.                                                             (a)  |_|
                                                               (b)  |_|

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   SEC Use Only
3.

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   Citizenship or Place of Organization
4.
   USA

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                                                  Sole Voting Power
 Number of                           5.
                                                  5,166,958
  Shares
                                     ------------------------------------------
Beneficially                                      Shared Voting Power
                                     6.
 Owned by                                         234,600

  Each                               ------------------------------------------
                                                   Sole Dispositive Power
Reporting                            7.
                                                   5,166,958
 Person
                                     ------------------------------------------
  With:                                            Shared Dispositive Power
                                     8.
                                                   254,600


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9. Aggregate Amount Beneficially Owned by Each Reporting Person

   5,421,558 (See Item 6)
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   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
   (See Instructions)                                                      |_|

10.
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   Percent of Class Represented by Amount in Row (9)

11.
   Approximately 24.8% (based on the 21,838,754 shares of common stock outstanding as of October 27, 2007).

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   Type of Reporting Person (See Instructions)
12.
   IN

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


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Item 1(a).        Name of Issuer:

                     West Marine, Inc.

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Item 1(b).        Address of Issuer's Principal Executive Offices:

                     500 Westridge Drive, Watsonville, CA 95076-4100

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Item 2(a).        Name of Person Filing:

                      Randolph K. Repass

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Item 2(b).        Address of Principal Business Office or, if none, Residence:

                      500 Westridge Drive, Watsonville, CA 95076-4100
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Item 2(c).        Citizenship:

                      USA
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Item 2(d).        Title of Class of Securities:

                      Common Stock
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Item 2(e).        CUSIP Number:

                      954235 10 7
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Item 3.  If this statement is filed pursuant to Rule 13(d)-1(b), or 13(d)-2(b), or (c), check whether the person filing is a:

   (a)      |_| Broker or dealer registered under Section 15 of the
                Exchange Act.

   (b)      |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

   (c)      |_| Insurance company as defined in Section 3(a)(19) of the
                Exchange Act.

   (d)      |_| Investment company registered under Section 8 of the
                Investment Company Act of 1940.

   (e)      |_| An investment adviser in accordance with
                Rule 13d-1(b)(1)(ii)(E).

   (f)      |_| An employee benefit plan or endowment fund in accordance
                with Rule 13d-1(b)(1)(ii)(F).

   (g)      |_| A parent holding company or control person in
                accordance with Rule 13d-1(b)(1)(ii)(G).

   (h)      |_| A savings association as defined in Section 3(b) of
                the Federal Deposit Insurance Act.

   (i)      |_| A church plan that is excluded from the definition of
                an investment company under Section 3(c)(14) of the Investment Company Act.

   (j)      |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13(d)-1(c),
            check this box.           |_|


Item 4.  Ownership.

         (a)   Amount beneficially owned:

                           5,421,558 shares (See Item 6)
               ----------------------------------------------------------------
         (b)   Percent of class:

               Approximately 24.8% (based on the 21,838,754 shares of common stock outstanding as of October 27, 2007).
               ----------------------------------------------------------------

         (c)   Number of shares as to which the person has:

           (i)   Sole power to vote or to direct the vote      5,166,958
                                                            -------------------

           (ii)  Shared power to vote or to direct the vote      254,600
                                                            -------------------

           (iii) Sole power to dispose or to direct the disposition of
                                                               5,166,958
                                                            -------------------

           (iv)  Shared power to dispose or to direct the disposition of
                                                                 254,600
                                                            -------------------

Item 5.  Ownership of Five Percent or Less of a Class.
              Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Of the 5,421,558 shares shown as beneficially owned by Mr. Repass, (a) 4,951,858 are held in the name of Randy Repass, TTEE Randolph K. Repass 1996 Revocable Trust dated June 25, 1996, (b) 185,900 are held in the name of Repass-Rodgers
              Family Foundation, Inc., (c) 23,200 shares are held in trust for his minor son, (d) 6,000 shares in the aggregate held in trusts for the benefit of his grandchildren, and (e) 254,600 shares are held in the name of his wife. Mr. Repass disclaims beneficial ownership of the shares held by his wife. The Repass-Rodgers Family Foundation is a corporation organized under Section 501(c)(3) of the Internal Revenue Code, and neither Mr. Repass, his wife nor any other member of his family has a pecuniary interest in the shares held by the Foundation.

              The beneficial ownership reported herein does not include 1,000,000 shares held by the Randolph K. Repass Retained Annuity Trust No. 1, a Grantor Retained Annuity Trust established under Section 2702 of the Internal Revenue Code, and although Mr. Repass retains a limited pecuniary interest in these shares, neither he, his wife nor any other member of his family retains or shares investment or voting control over the shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
              Not applicable.

Item 8.  Identification and Classification of Members of the Group.
              Not applicable.

Item 9.  Notice of Dissolution Group.
              Not applicable.

Item 10. Certification.
              Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 6, 2008
                          ---------------------------------------------------
                                              (Date)



                                        /s/ Randolph K. Repass
                          ---------------------------------------------------
                                            (Signature)



                                         Randolph K. Repass
                          ---------------------------------------------------
                                            (Name/Title)